March 31, 2011	Rikard D. Lundberg Attorney at Law 303.223.1232 tel 303.223.8032 fax rlundberg@bhfs.com

Ms. Sherry Haywood
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C.  20549-3628

RE:	Prospect Global Resources Inc. ("Prospect Global")
Form 8-K (the "Form 8-K")
Filed February 11, 2011
Form 10-K for the Fiscal Year Ended December 31, 2010 (the "Form 10-K")
Filed February 10, 2010
File No. 333-163499

Dear Ms. Hayward:

On behalf of Prospect Global and in connection with your review of the filings referred to above, we offer the following responses to the comments and requested information contained in your letter to Patrick Avery, dated March 8, 2011.  For your convenience, we have restated your comments in bold, using the numbers used in your letter, and have followed each comment with our response.  Simultaneously herewith, Prospect Global have filed Amendment No. 1 to the Form 8-K.

Form 8-K, Filed February 11, 2011

Front page, page 2

1.
In future filings, please revise this section to eliminate references to the safe harbors set forth in Sections 27A of the Securities Act of 1933 and Section 21E of the Exchange Act.  These safe harbor provisions do not apply to statements made by penny stock issuers.

Response:  We have revised the section accordingly.

Item 1.01 Entry Into a Material Definitive Agreement, page 3

2.
It appears you have entered into a merger agreement that represents a reverse merger.  If true, please expand your disclosure to state such and identify the legal and accounting acquirer in the transaction.  Otherwise, please explain to us the form of your transaction.

Response:  We have revised our disclosure under Item 2.01 accordingly.

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Ms. Sherry Haywood
March 31, 2011

3.
Your disclosure indicates your core asset is a 50% ownership interest in 32,000 acres located in Eastern Arizona.  It appears elsewhere in your document that your core asset is an investment in American West Potash LLC, and an entity known as The Karlsson Group, Inc., is the owner and contributor of the property assets.  Please modify your document to better clarify your ownership interests.

Response: We have revised our disclosure under Item 2.01 accordingly.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

4.
We note the predecessor, "Triangle Castings, Inc" had in excess of 6.7 million shares outstanding prior to the transaction with Prospect Global.  We further note your disclosure that the largest shareholder agreed to cancel 5 million of the company's shares held by him in connection with the transaction.  Please clarify the current status of the remaining previously issued shares.

Response:  We have clarified that the balance of the shares of Prospect Global's common stock remain outstanding.

5.	We note your summary of the Agreement and Plan of Merger on page 3. Please revise to provide information pursuant to Item 2.01(c) and (d) of Form 8-K including:

●
The identity of the persons from whom the common shares of Prospect Global Resources Inc. were acquired and the nature of any material relationship between such persons and the registrant or any of its affiliates, or any director or officer of the registrant, or any associate of any such director or officer;

●
The nature and amount of consideration given or received for all of the issued and outstanding shares of Prospect Global Resources Inc. including the number of shares of Prospect Global Resources Inc. you received, as well as all of the consideration given for such shares.  In this regard, we note that the agreement and plan of merger discloses the continuance of warrants and the Prospect Global senior secured convertible note; and

●	The formula used to determine the amount of consideration.

Response:  We have revised our disclosure accordingly.

6.
In the Agreement and Plan of Merger, we note the reference to a "Prospect Global Merkin Note".  Please revise your filing to provide the disclosure required under Item 2.03 of Form 8-K, or tell us why this disclosure is not required.

Response:  We have inserted this disclosure under Item 2.01 and also inserted a new Item 2.03 cross-referencing the disclosure under Item 2.01.

7.	Please revise to discuss whether you required board and shareholder approval to enter into the Agreement and Plan of Merger and how you obtained such approval.

Response:  We have inserted this disclosure under Item 2.01.

Ms. Sherry Haywood
March 31, 2011

8.	Please revise to provide the information required by Industry Guide 7 or tell us why you are not required to do so.

Response:  We have provided this disclosure under the caption "Business—Overview of our Business."

9.	Please revise to provide the information required by Item 102 of Regulation S-K.

Response:  We have provided this disclosure under the caption "Business--Overview of Our Business."

10.
Please revise to provide the information required by Items 101(h)(4)(ix) and (xi) of Regulation S-K. In this regard, we note the disclosure in the second risk factor on page 7 and in the second risk factor on page 10.

Response:  We have revised our disclosure accordingly.

Overview of Our Business, page 3

11.	Please revise to disclose that you have had no revenue and you have incurred losses since inception.

Response:  We have revised our disclosure accordingly.

12.	Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity.

Response:  We have revised our disclosure accordingly.

General, page 3

13.
Please revise your disclosure to explain your business in plain English. In this regard, we note that the description uses industry jargon that is not clearly understandable from context. For example, we note the phrases "demand pull characteristics", "long tem global demand strength", "supply push manufacturing" and "global arbitrage opportunities".

Response:  We have revised our disclosure accordingly.

Our Business Strategy, page 4

14.
Please significantly revise this section to clearly explain your operations to date and how you intend your business to operate and generate revenue. Please also disclose whether or not you have taken any steps to acquire any other companies or assets.

Response:  We have revised our disclosure accordingly.

15.
We note that the description of your business here and throughout your Form 8-K indicates that you "will" implement your business plan. Please revise to clearly differentiate between activities you have implemented or are in the process of implementing and those that will be done at a future time. Please also clearly disclose the timing with respect to implementing the various parts of your business plan.

Ms. Sherry Haywood
March 31, 2011

Response:  We have revised our disclosure throughout Item 2.01 accordingly.

16.
Please revise the first paragraph to explain in greater detail your strategy of investing in natural resource companies and properties that have a relatively "low basis". Please also explain in greater detail the strategy described in the fourth bullet point of the first paragraph.

Response:  We have revised our disclosure accordingly.

17.
We note the statement in the second paragraph that you believe the property has "significant potash reserves and potential for large-scale production continuing over several decades." Please explain the basis for this statement.

Response:  We have revised our disclosure accordingly.

18.	Please explain the basis for the statement in the first sentence of the third paragraph regarding the consumption of potash in the United States.

Response:  We have revised our disclosure accordingly.

Our Operating Strategy, page 4

19.
We note disclosure on page 3 that old Prospect Global became your wholly-owned subsidiary on the closing date. We also note disclosure on page 4 that your principal business is conducted through your investment in American West Potash LLC. Please revise to describe your corporate structure. Please also describe the business conducted through each of these structures.

Response:  We have revised our disclosure accordingly.

20.
We note disclosure of the Karlsson Group and American West Potash LLC. Please describe these entities in greater detail including their ownership and disclose any relationship between any of your officers and directors and any of their affiliates with these entities.

Response:  We have revised our disclosure accordingly.

21.
We note disclosure that the Karlsson Group has contributed to American West Potash "leasehold positions consisting of approximately 32,000 gross acres." Please revise to describe this term. Please also clarify whether the Karisson Group is the sole owner of the 32,000 acres in the Holbrook Basin.

Response:  We have revised our disclosure accordingly.

22.
We note disclosure that "Pursuant to the operating agreement, we invested $2.2 million in January 2011 and an additional $7.8 million within 90 days of delivery of an N1 43-101 compliant mineral resource estimate report." Please revise to describe in greater detail whether you paid the $2.2 million in January 2011, the form of your $2.2 million investment (was the investment in the form of stock, note or cash) and how you intend to fund the remainder of your obligations pursuant to the operating agreement. Please also disclose the party that received the investment.

Ms. Sherry Haywood
March 31, 2011

Response:  We have revised our disclosure accordingly.

23.	Please explain what you mean by "We also intend to prepare an Industry Guide 7."

Response:  We have revised our disclosure to include the Industry Guide 7 information under "Business—Overview of our Business."

Risk Factors, page 6

24.	Please disclose in a separate risk factor, listed first, that you have incurred losses to date.

Response:  We have added this risk factor.

25.
Given the current stage of your business plan, it does not appear that the following risk factors are material to your company: the last risk factor on page 8 and the second risk factor on page 9. Please advise or revise accordingly.

Response:  We have deleted the referenced risk factors.

Our Limited History Makes an Evaluation of Us and Our Future Difficult . . ., page 6

26.	We note disclosure that you have had no "significant" operations. Please revise to disclose, if true, that you have not yet commenced operations.

Response:  We have revised our disclosure accordingly.

Management's Discussion and Analysis or Plan of Operation, page 14

Plan of Operation, page 14

27.
Please revise to provide a materially complete description of how you and your joint venture, American West Potash, intend to implement the business plan over the next twelve months. In providing this disclosure, you should describe the day-to-day operations of your company and American West Potash.

Response:  We have revised our disclosure accordingly.

Liquidity and Capital Resources, page 14

28.	Please revise to provide a materially complete description of your indebtedness.

Response:  We have revised our disclosure accordingly.

29.	We note the statement in the first paragraph that management intends to raise additional funds. Please revise to provide the timing for raising these funds and an estimate of the amount.

Ms. Sherry Haywood
March 31, 2011

Response:  We have revised our disclosure accordingly.

Directors and Executive Officers, page 16

30.
Please revise to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Swiller and Avery should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Response:  We have expanded the disclosure under Messers. Swiller and Avery's biographies under Item 5.02(c).

31.
Please revise to provide the information required pursuant to Item 402 of Regulation S-K including the Summary Compensation Table in Item 402(n) of Regulation S-K and paragraph (e)(4) of Item 407 of Regulation S-K. See Item 6 of the Form 10 Instructions.

Response:  We have revised our disclosure accordingly.

32.	Please revise to provide the information required by Item 407(a) of Regulation S-K.

Response:  We have revised our disclosure under "Directors and Executive Officers Following the closing of the Merger—Affirmative determination regarding director independence and other matters" accordingly.

Involvement in Certain Legal Proceedings, page 17

33.	Please revise to provide the disclosure in this section for the past 10 years. Refer to Item 401(f) of Regulation S-K.

Response:  We have revised our disclosure accordingly.

Director Compensation, page 18

34.	Please revise to provide the information required pursuant to Item 402 of Regulation S-K including the Director Compensation Table in Item 402(r) of Regulation S-K.

Response:  We have added disclosure stating that Prospect Global did not pay any compensation to its directors during the fiscal year ended December 31, 2010.  Item 402(r) requires disclosure of director compensation for Prospect Global's last completed fiscal year.  Because Prospect Global did not pay its directors any compensation during its last complete fiscal, we have omitted the director compensation table pursuant to Item 402(m)(4).

Certain Relationships and Related Party Transactions, page 18

35.
We note your disclosure which indicates in June 2010, old Prospect Global entered into a management services agreement with Buffalo Management LLC. It appears from your audited financial statements that this agreement precedes your inception date of August 17, 2010. Please explain how old Prospect Global was able to enter into this agreement prior to its existence.

Response:  We have revised our disclosure to correct the misstated month.

Ms. Sherry Haywood
March 31, 2011

36.	Please revise to disclose the amount of the ownership interest of Buffalo Management that is owned by each of Patrick Avery, Dr. Barry Munitz and Quincy Prelude LLC.

Response:  We have revised our disclosure accordingly.

37.
We note disclosure on page 18 that you have a consulting agreement with Patrick Avery, your Director, President, CEO, Treasurer and Secretary. Please file this agreement and include the agreement in your exhibit index. Please see Item 601 (b)(10)(iii) of Regulation S-K.

Response:  We have added disclosure that Mr. Avery provided consulting services pursuant to an oral agreement.  We have set forth the material terms of this oral agreement in new Exhibit 10.1.

38.
We note the terms of the agreements with Patrick Avery and Buffalo Management LLC. Please revise to disclose the services that each of Patrick Avery and Buffalo Management LLC has provided to the company to date.

Response:  We have revised our disclosure accordingly.

Description of Securities, page 19

39.
Please revise to provide a materially complete description of the senior secured convertible promissory note, including all ancillary agreements. In this regard, we note exhibits 4.2, 10.10, 10.11,10.12 and 10.13.

Response:  We have revised our disclosure accordingly.

Market Price and Dividends on Registrant's Common Equity. . , page 19

40.
Please revise to provide information for each quarterly period within the two most recent fiscal years pursuant to Item 201(a)(iii) of Regulation S-K. For each quarter in which there is no trading, please indicate that in your responsive disclosure.

Response:  We have revised our disclosure accordingly.

Item 5.01 Changes in Control of Registrant, page 26

41.	Please revise to include the information required by section (a)(3-7) of the Item 5.02 Form 8-K instructions.

Response:  We have revised our disclosure accordingly.

Exhibits, page 29

42.
Please revise to include in your exhibit index all of the exhibits that would be required by Item 601 of Regulation S-K in connection with a Form 10 registration statement. To the extent you plan to incorporate exhibits by reference, please identify the filing in which they may be found.

Ms. Sherry Haywood
March 31, 2011

Response:  We have filed all exhibits we believe are required by Item 601 of Regulation S-K in connection with a Form 10 registration statement and added them to the exhibit index.

43.	Please revise to identify exhibits 10.8 and 10.9 in accordance with the requirements of item 601(b)(3) of Regulation S-K.

Response:  We have revised the exhibit index accordingly.

Financial Statement

General

44.
It appears the successor company (Prospect Global) has a September 30th year end. It further appears that Prospect Global is the accounting acquirer in the merger transaction. As such, please explain why the company has not filed a Form 10-Q for the fiscal quarter ended December 31, 2010. Please refer to the guidance in ASC 805-40-45 for presentation of consolidated financial statements following a reverse merger and also Rule 8-08 of Regulation S-X for guidance on financial statement updating requirements.

Response:  The fiscal year end for Prospect Global is December 31, 2010. Prospect Global had not previously been audited, as its inception date is August 5, 2010. Prospect Global has provided audited financial statements as of a date less than 135 days before the filing of the Form 8-K. No Form 10-Q was filed for the accounting acquirer as the legal acquirer provided a Form 10-K filed on February 10, 2011. Prospect Global has amended its Form 8-K on March 31, 2011 to provide audited financial statements as of December 31, 2010 to prevent a lapse in reporting periods.

Independent Auditors Report

45.
We note you have sustained a substantial loss in your limited operating history and you disclose in Note 1 of your financial statements, that your ability to continue as a going concern is dependent upon obtaining additional financing and the successful exploration and development of mineral resources. We further note you have substantial short term finding obligations in order to retain your ownership interest in American West Potash LLC. Please have your auditors furnish to us, a copy of their analysis in support of their conclusion for not issuing the company an audit opinion that contains a going concern paragraph.

Response:  Our auditors have informed us that they did not issue Prospect Global an opinion that contains a going concern paragraph based on the following facts and circumstances:

a.	Certain negative trends were identified: Prospect Global has reported a net loss of approximately $235,000 for the period and has a working capital deficit of approximately $220,000.
b.
Possible financial difficulties were identified: Prospect Global currently has no products for sale or operations. In addition, it has entered into various convertible notes and financial instruments which could curtail future operations and profitability.

c.	Prospect Global has dwindling cash reserves, increasing debt and could experience cash flow problems in the near or current term.

Ms. Sherry Haywood
March 31, 2011

d.
Management has the ability to obtain support financing, as evidenced by various subsequent events identified in the financial statements. While Prospect Global is still in the exploration stage, and has not generated any revenues or acquired any assets, it plans to use committed capital towards acquiring available leaseholds in Arizona which could be, on the onset, marketable. Prior to issuance of the financial statements, management executed its plan and acquired said leaseholds. In addition, Prospect Global, as of the date of the audit report, had been able to raise approximately $3,800,000 through the issuance of various financial instruments to fund operations and capital expenditures. In addition, the funding received both prior and subsequent to the date of the audit report is convertible into equity upon completion of a merger and having access to public markets.

e.
Prospect Global has acquired its 50% interest in AWP through a subsequent cash contribution. While future contributions are required to maintain its 50% ownership interest, Prospect Global is not required to make future contributions to maintain its 15% interest in AWP.

f.
Based on this information, and management’s current plans, it would appear that the successful fundraising efforts and acquisition of leasehold properties substantiate a position that these plans will mitigate the adverse effects of the conditions and events identified for a reasonable period of time and have proven to be effectively implemented through subsequent events. In addition, management has further plans to borrow funds, limit expenditures and invest capital. From this, the auditor has reached a conclusion that there is not substantial doubt regarding the entity’s ability to continue as a going concern for a reasonable period of time as of the audit report date.

Note 5 - Related Party Transactions, page 6

46.	We note you have issued a warrant to Buffalo Management LLC. Please tell us and expand your accounting policies to explain how you have accounted for this warrant.

Response:  The accounting policies have been revised to include the following: Prospect Global accounts for warrants in accordance with ASC 815-40-15 as an equity instrument.

Note 6 - Stock Based Compensation, page 7

47.
We note you have determined that various stock grants were deemed to have nominal value and that you valued them at $.001 per share. Please tell us how you arrived at this value determination including the methodology used to assess the fair value of your stock grants. Please refer to ASC 718-10-30 for guidance.

Response:  During Prospect Global's first board meeting in August 2010, the board determined the fair value of the initial stock to be $0.001 per share to reflect Prospect Global's lack of assets and operations.

Note 7 - Subsequent Event

Common Stock Issuance, page 8

48.
We note several convertible notes were converted subsequent to year end at a conversion price of $3 per share. We further note you have issued shares to Buffalo Management LLC and other parties on both January 19, 2011 and February 4, 2011 that appear to have been valued at $.62 and $.19 per share. Please tell us bow you determined the value of the shares issued to these parties and whether you expect to recognize additional compensation expense associated with these share transactions.

Ms. Sherry Haywood
March 31, 2011

Response:  Upon Prospect Global’s inception in August 2010, it did not own any assets, did not conduct or manage operations and had little or no value. It needed to begin negotiating for its initial core asset and raise funds for general corporate purposes, which it achieved through the issuance of convertible notes. These convertible notes offered investors a balance of risk and reward commensurate with an early stage company which possessed potential for growth in the natural resource sector and planned on a publicly traded listing in order to achieve that value.  In January 2011, as Prospect Global approached the closing of the acquisition of its core asset and the completion of its reverse merger, it conducted an arms-length negotiation for the sale of equity with a per share value similar to the per share value of the shares issued to Buffalo Management LLC. However, that sale of equity was not consummated and Prospect Global had already completed its agreement with Buffalo Management for a payment of stock in lieu of cash, valued at $0.62 per share. Soon thereafter, Prospect Global conducted a second arms-length negotiation and on January 24, 2011 issued a $2,000,000 convertible note, at a conversion price of $0.19 per share. As Prospect Global sold shares of its common stock for cash at a price of $0.19 per share, management believes this to be substantial evidence as to the fair value of shares. The issuance to Buffalo Management will require additional accounting, as the implied price per share of $0.62 does not represent fair value. The $3.00 conversion price was present in negotiations for debt since inception and does not imply fair value at the time of issuance, but rather potential value of the stock after achieving certain operating results and organizational changes in future periods from the period issued.

Pro Forma

Basis of Presentation, page 1

49.
It appears you are presenting multiple events and transactions including an asset acquisition and a debt issuance transaction in your pro forma. Please refer to Rule 11-02(b)(6) and explain why you have included these adjustments. The additional transactions you present appear to be unrelated to the merger transaction. Please modify your presentation to include only those adjustments that are directly attributable to your merger transaction.

Response:  We have modified the exhibit accordingly to only reflect events directly attributable to the merger transaction.

Pro Forma Statement of Operations, page 3

50.
Please explain why you have presented combined data for Prospect and Triangle. As it appears you have entered into a reverse merger transaction, it would further appear that the historical financial information for Triangle is irrelevant. Please refer to ASC 805-40-45 for guidance on accounting for reverse merger transactions.

Response:  We have modified the exhibit accordingly by removing the statement of operations.

Form 10-K for the Fiscal Year Ended December 31, 2010

Signatures, page 13

51.
In future filings, please also include the signature of your controller or principal accounting officer.  Any person who occupies more than one position shall indicate each capacity in which he or she signs the report.  See General Instruction D of Form 10-K.

Response:  We will do so in future filings.

Acknowledgment

Prospect Global acknowledges that:

●	Prospect Global is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Sherry Haywood
March 31, 2011

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Prospect Global may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me.  Thank you.

Sincerely,

/s/ Rikard Lundberg

Rikard Lundberg